CARE INVESTMENT TRUST INC.

505 FIFTH AVENUE, 6TH FLOOR

NEW YORK, NY 10017

June 18, 2007

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

VIA EDGAR AND FACSIMILE

RE:	Care Investment Trust Inc. Registration Statement on Form S-11 (No. 333-141634)

Ladies and Gentlemen:

Pursuant to Rules 461(a) under the Securities Act of 1933, as amended, Care Investment Trust Inc., a Maryland corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-141634) (the "Registration Statement") so that the Registration Statement may be declared effective at 4:00 p.m. on Wednesday, June 20, 2007, or as soon as practicable thereafter.

The Company acknowledges that, should the Securities Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and

Care Investment Trust Inc.

June 18, 2007

accuracy of the disclosure in the filing.  Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to David J. Goldschmidt at (212) 735-3574 or Robert O'Neill at (973) 740-5115 and that such effectiveness also be confirmed in writing.

Very truly yours,

CARE INVESTMENT TRUST INC.

By:	/s/ Robert O'Neill
	Name:	Robert O'Neill
	Title:	Chief Financial Officer, Secretary and Treasurer

June 18, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Care Investment Trust Inc. (the “Company”)
Registration Statement on Form S-11
Registration No. 333-141634

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 PM on Wednesday, June 20, 2007 or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

In connection with the foregoing and pursuant to Rule 460 please be advised that the number of Preliminary Prospectuses dated June 7, 2007 as distributed between June 7, 2007 and June 18, 2007 is as follows:

Number of Copies Dated June 7, 2007:
To Prospective Underwriters	26,442
To Institutions	558
To Others (i.e. companies providing deal statistics)	__
Total	27,000

Sincerely,

Credit Suisse Securities (USA) LLC

Merrill Lynch & Co.
Merrill Lynch, Pierce, Fenner & Smith

       Incorporated,

As Representatives of the Underwriters

By: Credit Suisse Securities (USA) LLC

/s/ Dominic Capolongo

Name: Dominic Capolongo

Title: Managing Director

[Signature Page to the Acceleration Request]